FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IMH Assets Corp.	**0001017447**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 26, 2005, Series 2005-7	**333-126443**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IMH ASSETS CORP.

By: ______________________
Name: Richard J. Johnson
Title: EVP, CFO

Dated: September 26, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.


Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

ABS New Transaction

Computational Materials

Impac CMB Trust Series 2005-7
COLLATERALIZED ASSET-BACKED BONDS, SERIES 2005-7

$1,750,621,000
(Approximate)

IMH Assets Corp.
Depositor

Impac Mortgage Holdings, Inc.
Seller

Impac Funding Corporation
Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities nor the issuer of the securities makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation to the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive computational materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Structural Term Sheet ***Date Prepared: September 9, 2005***

$1,750,621,000Approximate)
IMH Assets Corp., Collateralized Asset-Backed Bonds, Series 2005-7

Class	Approximate Security Balance (2)	Tranche Type (1)	WAL (Yrs.) Call/Mat (3)(4)	Modified Duration (Yrs.) Call/Mat (3)(4)	Payment Window (Mos.) Call/Mat (3)(4)	Expected Rating (Moody's / S&P) (5)	Last Scheduled Payment Date
A-1	[$1,294,370,000]	Floating Rate Senior	2.27 / 2.75	2.12 / 2.50	1-55 / 1-173	Aaa/AAA	Feb 2036
A-2	[100,000,000]	Floating Rate Senior	2.27 / 2.75	2.12 / 2.48	1-55 / 1-173	Aaa/AAA	Feb 2036
M-1	[127,795,000]	Floating Rate Mezzanine	2.27 / 2.75	2.11 / 2.49	1-55 / 1-173	[Aa2/AA]	Feb 2036
M-2	[34,137,000]	Floating Rate Mezzanine	2.27 / 2.75	2.11 / 2.46	1-55 / 1-173	[Aa3/AA-]	Feb 2036
M-3	[50,768,000]	Floating Rate Mezzanine	2.27 / 2.75	2.10 / 2.46	1-55 / 1-173	[A1/A+]	Feb 2036
M-4	[56,019,000]	Floating Rate Mezzanine	2.27 / 2.75	2.10 / 2.45	1-55 / 1-173	[A2//A]	Feb 2036
M-5	[33,261,000]	Floating Rate Mezzanine	2.27 / 2.75	2.10 / 2.45	1-55 / 1-173	[A3/A-]	Feb 2036
M-6	[35,887,00]	Floating Rate Subordinate	2.27 / 2.75	2.08 / 2.42	1-55 / 1-173	[Baa1/BBB+]	Feb 2036
B	[18,384,000]	Floating Rate Subordinate	2.27 / 2.75	2.07 / 2.41	1-55 / 1-173	[Baa2/BBB]	Feb 2036
Total:	**$1,750,621,000**						

(1) The interest rate on the Offered Securities (other than the Class A-2 Bonds) are subject to a cap equal to the least of (i) 11.50% per annum and (ii) the applicable Available Funds Rate (as described below). The Class A-2 Bonds may be subject to a cap in some situations described herein.
(2) The bond balances are subject to a +/-5% variance.
(3) The Offered Securities are priced to call. In the event that an optional clean-up call (as described below) does not occur on the earliest possible date, (i) the margin for the Class A-1 Bonds and Class A-2 Bonds will increase 2.0x and (ii) the respective margins for the Class M Bonds and Class B Bonds will increase 1.5x.
(4) Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein.
(5) Rating agency contacts: Standard & Poor's, Rebecca Neary, (212) 438-3026; Moody's, Eric Fellows, (415) 274-1728.

Trust:	Impac CMB Trust Series 2005-7.
Seller:	Impac Mortgage Holdings, Inc. or an affiliate thereof.
Depositor:	IMH Assets Corp.
Master Servicer:	Impac Funding Corporation.
Sub-Servicers:	[TBD]
Underwriter:	Countrywide Securities Corporation (Lead Manager), Bear Stearns & Co. Inc. (Co-Manager) and UBS Investment Bank (Co-Manager).
Indenture Trustee:	Deutsche Bank National Trust Company.

Owner Trustee:	Wilmington Trust Company.
Bond Insurer:	Ambac Assurance Corporation.
Bond Insurance Policy:	The bond guaranty insurance policy issued by the Bond Insurer for the benefit of the holders of the Class A Bonds.
Offered Securities:	The "Offered Securities" will consist of (i) the Class A-1 Bonds and Class A-2 Bonds (together, the "Class A Bonds"), (ii) the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Bonds (collectively, the "Class M Bonds") and (iii) and the Class B Bonds (together with the Class M Bonds, the "Subordinate Bonds").
Owner Trust Certificates:	The Trust will also issue Owner Trust Certificates representing the beneficial ownership interest in the Trust. The Owner Trust Certificates are not offered hereby.
Registration:	The Offered Securities will be available in book-entry form through DTC.
Denominations:	$25,000 and integral multiples of $1 in excess therof, provided that the Class A-2 Bonds must be purchased in a minimum total investment of $100,000.
ERISA Eligibility:	The Offered Securities are expected to be eligible for purchase by or on behalf of employee benefit plans subject to the Employee Retirement Income Security Act of 1974 and plans subject to Section 4975 of the Internal Revenue Code of 1986, subject to certain conditions.
SMMEA Eligibility:	[The Class A, Class M-1 and Class M-2 Bonds are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class M-3, Class M-4, Class M-5, Class M-6 and Class B Bonds will not be SMMEA eligible.]
Sample Pool Calculation Date:	September 1, 2005.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of September 1, 2005, or the origination date of such Mortgage Loan. For each Subsequent Mortgage Loan, the later of the first day of the month in which the Subsequent Mortgage Loan is delivered to the Trust, or the origination date of such Subsequent Mortgage Loan.
Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date, plus the amount on deposit in the Pre-Funding Account on the Closing Date.
Expected Pricing Date:	September [12], 2005.
Expected Closing Date:	September [29], 2005.
Payment Date:	The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in October 2005.
Accrued Interest:	The price to be paid by investors for the Class A Bonds and Subordinate Bonds will not include accrued interest thru the Closing Date (i.e., settling flat).
Interest Accrual Period:	With respect to the Class A Bonds and Subordinate Bonds and any Payment Date, the period commencing from the preceding Payment Date (or, in the case of the first Payment

Date, from the Closing Date) through the day preceding such Payment Date (on an actual/360 basis).

Due Date: With respect to substantially all of the Mortgage Loans, the first day of each calendar month, otherwise, the date specified in the related mortgage note.

Optional Termination: Subject to any restrictions set forth in the transaction documents, the terms of the transaction allow for a clean-up call with respect to the Class A Bonds and the Subordinate Bonds, which may be exercised upon the earlier of (i) any Payment Date on which the outstanding aggregate principal balance of the Mortgage Loans is less than or equal to 20% of the sum of the Original Pre-Funded Amount and the aggregate principal balance of the initial mortgage loans as of the Cut-off Date (the "Cut-off Date Balance"), and (ii) the Payment Date occurring in September 2015.

Pricing Prepayment Speed: The Offered Securities will be priced based on 30% CPR.

Mortgage Loans: The Trust will include mortgage loans having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $1,750,621,940, consisting of a pool of fixed-rate and adjustable-rate first lien residential mortgage loans that may or may not conform to Fannie Mae or Freddie Mac loan limits (the "Mortgage Loans"). The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials.

The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date, and do not include additional Mortgage Loans expected to be included in the Trust on the Closing Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.

Original Pre-Funded Amount: A deposit of not more than $437,655,485 (the "Original Pre-Funded Amount") will be made to a pre-funding account (the "Pre-Funding Account") on the Closing Date for the benefit of the Class A Bonds and the Subordinate Bonds. From the Closing Date to no later than December 30, 2005 (the "Funding Period"), the Pre-Funded Amount on deposit in the Pre-Funding Account will be used to purchase subsequent Mortgage Loans (the "Subsequent Mortgage Loans"). Any portion of the Original Pre-Funded Amount remaining on the last day of the Funding Period will be distributed, pro rata, as a prepayment of principal on the Class A Bonds and the Subordinate Bonds on the immediately following Payment Date.

Interest Rates: The Interest Rate on the Offered Securities (other than the Class A-2 Bonds) for any Payment Date will be equal to the least of (a) one-month LIBOR plus the margin for such Class (subject to increase in the event that the Optional Termination is not exercised, as described above), (b) the applicable Available Funds Rate, and (c) a fixed cap of 11.50%. The Interest Rate on the Class A-2 Bonds for any Payment Date will be equal to one-month LIBOR plus the margin for such Class (subject to increase in the event that the Optional Termination is not exercised, as described above), subject to the provisions of "*Class A-2 Bonds*" below.

Class A-2 Bonds: The Class A-2 Bonds will benefit from a special derivative contract, (the "Class A-2 Derivative Contract") which will pay sufficient amounts to uncap the Interest Rate on the Class A-2 Bonds, provided there is no default under the derivative contract. So long as there is no default under the Class A-2 Derivative Contract, the Class A-2 Bonds will not be subject to a maximum rate or the related Available Funds Rate. In the event of a default under the Class A-2 Derivative Contract, the bond margin on the Class A-2 Bonds will be increased and its bonds interest rate will be subject to a maximum rate and the related Available Funds Rate.

Premium Rate: Approximately 8.68% of the Mortgage Loans, by Sample Pool Calculation Date Balance, are covered by lender-paid mortgage insurance policies. The "Premium Rate" for any period will equal the premium rate of each insured Mortgage Loan for that period expressed as a weighted average rate for all the Mortgage Loans. The Premium Rate of the Sample Pool is approximately 1.330%.

Net Mortgage Rate: The "Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Mortgage Loans minus the sum of (a) a weighted average sub-servicing fee rate (which is expected to be approximately 0.352% as of the Closing Date), (b) a master servicing fee rate of 0.0300%, (c) a combined indenture trustee and owner trustee fee rate of approximately 0.0017%, (d) the Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Mortgage Loans and the Pre-Funded Amount (in the case of (d), weighted on the basis of the principal balances of the related Mortgage Loans as of the prior due period).

Available Funds Rate: For any Payment Date, the "Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the excess of (i) the Net Mortgage Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Mortgage Loans and Pre-Funded Amount as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Class A Bonds and Subordinate Bonds immediately prior to such Payment Date, over (ii) the Bond Insurance Policy premium rate, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Basis Risk Shortfall Carryforward: Any shortfalls in interest payments on a Class of Offered Securities (other than the Class A-2 Bonds (so long as the Class A-2 Derivative Contract has not defaulted)) resulting from any excess of (a) interest at the lesser of (i) LIBOR plus the related margin and (ii) 11.50%, over (b) the respective Available Funds Rate (any such shortfalls, "Basis Risk Shortfall Amounts"), to the extent not covered by the Derivative Contracts (as defined below), will be paid in the current month or carried forward for payment on subsequent Payment Dates, together with accrued interest thereon, to the extent of amounts available from Excess Cash Flow, as described under "*Priority of Payments*" below. Basis Risk Shortfall Amounts and Basis Risk Shortfall Carryforward are referred to collectively herein as "Basis Risk Amounts."

Derivative Contracts: The Trust will include interest rate derivative contracts for the benefit of the Class A Bonds and the Subordinate Bonds (the "Derivative Contracts"). The Derivative Contracts will have an initial aggregate notional balance of $1,321,138,447 on October 25, 2005 and will increase for one period, then decline thereafter. Payments received on the Derivative Contracts (net of any liabilities relating thereto) will be available to pay the Class A Bonds and the Subordinate Bonds any Basis Risk Amounts, first *pro rata* to the Class A

Bonds based on entitlement, then to the Class M-1 Bonds, then to the Class M-2 Bonds, then to the Class M-3 Bonds, then to the Class M-4 Bonds, then to the Class M-5 Bonds, then to the Class M-6 Bonds and last to the Class B Bonds. Any amounts received on the Derivative Contracts remaining after payment of Basis Risk Amounts relating to the Class A Bonds and the Subordinate Bonds will be available to pay the Class A Bonds and the Subordinate Bonds in the same priority as described under *"Priority of Payments."* None of the Derivative Contracts will have a remaining term in excess of 60 months.

In addition, the Class A-2 Bonds will benefit from the Class A-2 Derivative Contract as described above under "*Class A-2 Bonds*".

In any given period, the aggregate notional balance of the Derivative Contracts (other than the Class A-2 Derivative Contract) will not exceed the aggregate principal balance of the Class A Bonds and the Subordinate Bonds.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support against Realized Losses for some or all of the Offered Securities, as the case may be:

Class	Moody's/S&P	Subordination (after required target is reached)*
A	Aaa/AAA	[20.85%]
M-1	[Aa2/AA]	[13.55%]
M-2	[Aa3/AA-]	[11.60%]
M-3	[A1/A+]	[8.70%]
M-4	[A2//A]	[5.50%]
M-5	[A3/A-]	[3.60%]
M-6	[Baa1/BBB+]	[1.55%]
B	[Baa2/BBB]	[0.50%]

* Class A consists of the Class A-1 and Class A-2 Bonds.

1. Overcollateralization. The required initial Overcollateralization will be zero and will remain at zero through the Payment Date occurring in December 2005 after which time the required target Overcollateralization (the "Overcollateralization Target Amount") will increase to 0.50% of the sum of the aggregate Cut-off Date Balance of the Mortgage Loans (such balance the "Cut-off Date Balance") and the Pre-Funded Amount (approximately $[8,753,109]). The required Overcollateralization amount does not stepdown.

2. Excess Cash Flow. "Excess Cash Flow" for any Payment Date will be equal to the available funds remaining after priorities 1, 2 and 3 under "Priority of Payments" below.

3. Subordination. The Subordinate Bonds will provide subordination to the Class A Bonds as described under *"Realized Losses"* below.

4. Bond Insurance Policy. Ambac Assurance Corporation will guarantee the ultimate payment of principal and current interest on the Class A Bonds only, except shortfalls and losses resulting from prepayment interest shortfalls, Relief Act shortfalls and Basis Risk Amounts. Ambac's claims paying ability is rated "AAA" and "Aaa" by S&P and Moody's, respectively.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance of such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses will, in effect, be lowered first by Excess Cash Flow, and then by the reduction of overcollateralization (if any).

With respect to the Mortgage Loans, following the reduction of the Overcollateralization to zero, all allocable Realized Losses will be applied to the Subordinate Bonds, beginning with the Class B Bonds, then to the Class M-6 Bonds, then to the Class M-5 Bonds, then to the Class M-4 Bonds, then to the Class M-3 Bonds, then to the Class M-2 Bonds, then to the Class M-1 Bonds and, thereafter to the Class A Bonds, *pro rata*, based on their then unpaid principal balance; provded, however, that any Realized Loss applied to the Class A Bonds will be covered by the Bond Insurance Policy.

Allocated Realized Loss Amount:

With respect to any class of Bonds, as applicable, and any Payment Date, an amount equal to the sum of any related Realized Loss allocated to that class of Bonds, as applicable, on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Date.

Principal Distributions:

Principal collected on the Mortgage Loans will be distributed on each Payment Date, *pro rata*, among the Class A Bonds and the Subordinate Bonds (such amount the "Principal Distribution Amount").

Priority of Payments:

Available funds from the Mortgage Loans (which are net of any servicing, master servicing, indenture trustee and owner trustee fees, Net Derivative Fees, private mortgage insurance premium fees and the Bond Insurance Policy premium) will be distributed generally as follows:

1. Interest funds, from collections on the Mortgage Loans, (i) first, concurrently, to the Class A-1 Bonds and Class A-2 Bonds and then (ii) sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class B Bonds;
2. From available funds, on a *pro rata* basis, the Principal Distribution Amount to the Class A Bonds and Subordinate Bonds;
3. From available funds, to the Bond Insurer, as reimbursement for prior draws on the Bond Insurance Policy;
4. Excess Cash Flow, as principal to the Class A and Subordinate Bonds on a *pro rata* basis to build or restore Overcollateralization to the required Overcollateralization Target amount;
5. Any remaining Excess Cash Flow, following the distributions described in Clause 4 above, sequentially (i) first, *pro rata*, based on Allocated Realized Loss Amounts previously allocated but unreimbursed, to the Class A Bonds and then (ii) sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class B Bonds, in respect of Allocated Realized Loss Amounts;
6. Any remaining Excess Cash Flow, following the distributions described in Clause 5 above, (i) First, concurrently to the Class A Bonds and then (ii) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class B Bonds to cover any unpaid interest shortfall amounts;
7. Any remaining Excess Cash Flow, following the distributions described in clause 6 above, (i) first, concurrently, to the Class A Bonds and then (ii) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class B

Bonds, to cover any Basis Risk Amounts which are not covered by payments received in respect of the Derivative Contracts; and

8. Any remaining Excess Cash Flow, following the distributions described in clause 7 above, to the Owner Trust Certificates.

[DM Tables, Available Funds Rate Schedule and Collateral Tables to follow]

Impac CMB Trust Series 2005-7, Class A-1

Price-DM Sensitivity Report

Settlement:	9/29/05
Class Balance:	[$1,294,370,000]
Pass-Thru Margin (pre-step-up):	[0.250%]

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	25	25	25	25	25
WAL (yr)	9.73	2.91	2.27	1.38	1.08
MDUR (yr)	8.00	2.67	2.12	1.32	1.05
First Prin Pay	Oct05	Oct05	Oct05	Oct05	Oct05
Last Prin Pay	Sep15	Jul11	Apr10	Jun08	Nov07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	35	29	29	29	29
WAL (yr)	21.21	3.53	2.75	1.67	1.31
MDUR (yr)	13.74	3.10	2.48	1.57	1.24
First Prin Pay	Oct05	Oct05	Oct05	Oct05	Oct05
Last Prin Pay	Aug35	Oct23	Feb20	Jul14	Jul12

Impac CMB Trust Series 2005-7, Class A-2

Price-Yield Sensitivity Report

Settlement:	9/29/05
Class Balance:	$[100,000,000]
Pass-Thru Margin (pre-step-up):	[0.150%]

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	15	15	15	15	15
WAL (yr)	9.73	2.91	2.27	1.38	1.08
MDUR (yr)	8.04	2.67	2.12	1.32	1.05
First Prin Pay	Oct05	Oct05	Oct05	Oct05	Oct05
Last Prin Pay	Sep15	Jul11	Apr10	Jun08	Nov07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	21	17	17	17	17
WAL (yr)	21.21	3.53	2.75	1.67	1.31
MDUR (yr)	13.90	3.11	2.49	1.57	1.24
First Prin Pay	Oct05	Oct05	Oct05	Oct05	Oct05
Last Prin Pay	Aug35	Oct23	Feb20	Jul14	Jul12

Impac CMB Trust Series 2005-7, Class M-1

Price-DM Sensitivity Report

Settlement:	9/29/05
Class Balance:	[$127,795,000]
Pass-Thru Margin (pre-step-up):	[0.490%]

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	49	49	49	49	49
WAL (yr)	9.73	2.91	2.27	1.38	1.08
MDUR (yr)	7.90	2.65	2.11	1.32	1.04
First Prin Pay	Oct05	Oct05	Oct05	Oct05	Oct05
Last Prin Pay	Sep15	Jul11	Apr10	Jun08	Nov07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	59	52	53	53	53
WAL (yr)	21.21	3.53	2.75	1.67	1.31
MDUR (yr)	13.41	3.08	2.46	1.56	1.23
First Prin Pay	Oct05	Oct05	Oct05	Oct05	Oct05
Last Prin Pay	Aug35	Oct23	Feb20	Jul14	Jul12

Impac CMB Trust Series 2005-7, Class M-2

Price-DM Sensitivity Report

Settlement:	9/29/05
Class Balance:	[$34,137,000]
Pass-Thru Margin (pre-step-up):	[0.510%]

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	51	51	51	51	51
WAL (yr)	9.73	2.91	2.27	1.38	1.08
MDUR (yr)	7.89	2.65	2.11	1.32	1.04
First Prin Pay	Oct05	Oct05	Oct05	Oct05	Oct05
Last Prin Pay	Sep15	Jul11	Apr10	Jun08	Nov07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	61	55	55	55	55
WAL (yr)	21.21	3.53	2.75	1.67	1.31
MDUR (yr)	13.39	3.08	2.46	1.56	1.23
First Prin Pay	Oct05	Oct05	Oct05	Oct05	Oct05
Last Prin Pay	Aug35	Oct23	Feb20	Jul14	Jul12

Impac CMB Trust Series 2005-7, Class M-3

Price-DM Sensitivity Report

Settlement:	9/29/05
Class Balance:	[$50,768,000]
Pass-Thru Margin (pre-step-up):	[0.620%]

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	62	62	62	62	62
WAL (yr)	9.73	2.91	2.27	1.38	1.08
MDUR (yr)	7.85	2.64	2.10	1.31	1.04
First Prin Pay	Oct05	Oct05	Oct05	Oct05	Oct05
Last Prin Pay	Sep15	Jul11	Apr10	Jun08	Nov07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	75	66	66	67	67
WAL (yr)	21.21	3.53	2.75	1.67	1.31
MDUR (yr)	13.23	3.06	2.46	1.56	1.23
First Prin Pay	Oct05	Oct05	Oct05	Oct05	Oct05
Last Prin Pay	Aug35	Oct23	Feb20	Jul14	Jul12

Impac CMB Trust Series 2005-7, Class M-4

Price-DM Sensitivity Report

Settlement:	9/29/05
Class Balance:	[$56,019,000]
Pass-Thru Margin (pre-step-up):	[0.660%]

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	66	66	66	66	66
WAL (yr)	9.73	2.91	2.27	1.38	1.08
MDUR (yr)	7.83	2.64	2.10	1.31	1.04
First Prin Pay	Oct05	Oct05	Oct05	Oct05	Oct05
Last Prin Pay	Sep15	Jul11	Apr10	Jun08	Nov07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	79	71	71	71	71
WAL (yr)	21.21	3.53	2.75	1.67	1.31
MDUR (yr)	13.18	3.06	2.45	1.56	1.23
First Prin Pay	Oct05	Oct05	Oct05	Oct05	Oct05
Last Prin Pay	Aug35	Oct23	Feb20	Jul14	Jul12

Impac CMB Trust Series 2005-7, Class M-5

Price-DM Sensitivity Report

Settlement:	9/29/05
Class Balance:	[$33,261,000]
Pass-Thru Margin (pre-step-up):	[0.700%]

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	70	70	70	70	70
WAL (yr)	9.73	2.91	2.27	1.38	1.08
MDUR (yr)	7.82	2.63	2.10	1.31	1.04
First Prin Pay	Oct05	Oct05	Oct05	Oct05	Oct05
Last Prin Pay	Sep15	Jul11	Apr10	Jun08	Nov07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	84	75	75	75	75
WAL (yr)	21.21	3.53	2.75	1.67	1.31
MDUR (yr)	13.12	3.06	2.45	1.56	1.23
First Prin Pay	Oct05	Oct05	Oct05	Oct05	Oct05
Last Prin Pay	Aug35	Oct23	Feb20	Jul14	Jul12

Impac CMB Trust Series 2005-7, Class M-6

Price-DM Sensitivity Report

Settlement:	9/29/05
Class Balance:	[$35,887,000]
Pass-Thru Margin (pre-step-up):	[1.200%]

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	120	120	120	120	120
WAL (yr)	9.73	2.91	2.27	1.38	1.08
MDUR (yr)	7.62	2.60	2.08	1.30	1.03
First Prin Pay	Oct05	Oct05	Oct05	Oct05	Oct05
Last Prin Pay	Sep15	Jul11	Apr10	Jun08	Nov07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	143	128	128	129	129
WAL (yr)	21.21	3.53	2.75	1.67	1.31
MDUR (yr)	12.47	3.01	2.42	1.54	1.22
First Prin Pay	Oct05	Oct05	Oct05	Oct05	Oct05
Last Prin Pay	Aug35	Oct23	Feb20	Jul14	Jul12

Impac CMB Trust Series 2005-7, Class B

Price-DM Sensitivity Report

Settlement:	9/29/05
Class Balance:	[$18,384,000]
Pass-Thru Margin (pre-step-up):	[1.350%]

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	135	135	135	135	135
WAL (yr)	9.73	2.91	2.27	1.38	1.08
MDUR (yr)	7.56	2.59	2.07	1.30	1.03
First Prin Pay	Oct05	Oct05	Oct05	Oct05	Oct05
Last Prin Pay	Sep15	Jul11	Apr10	Jun08	Nov07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	161	144	144	145	145
WAL (yr)	21.21	3.53	2.75	1.67	1.31
MDUR (yr)	12.29	2.99	2.41	1.54	1.22
First Prin Pay	Oct05	Oct05	Oct05	Oct05	Oct05
Last Prin Pay	Aug35	Oct23	Feb20	Jul14	Jul12

[Available Funds Rate Schedule and Collateral Tables to follow]

Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	3.94	3.94
2	5.42	13.10
3	5.44	13.31
4	5.40	13.47
5	5.52	13.79
6	5.88	14.35
7	5.70	14.32
8	5.77	14.52
9	5.72	14.57
10	5.81	14.76
11	5.76	14.80
12	5.82	14.93
13	6.07	15.25
14	6.02	15.23
15	6.09	15.35
16	6.03	15.33
17	6.03	15.39
18	6.26	15.72
19	6.06	15.57
20	6.13	15.70
21	6.08	15.69
22	6.17	15.84
23	6.13	15.87
24	7.01	15.30
25	7.30	12.53
26	7.14	12.35
27	7.32	12.59
28	7.16	12.43
29	7.17	12.48
30	7.55	13.32
31	7.21	12.98
32	7.39	13.23
33	7.21	13.04
34	7.39	13.30

Period	Available Rate (2)	Available Rate (3)
35	7.22	13.11
36	7.28	13.55
37	7.45	11.43
38	7.24	11.16
39	7.46	11.46
40	7.24	11.19
41	7.24	11.21
42	7.93	12.29
43	7.24	11.43
44	7.46	11.75
45	7.25	11.46
46	7.47	11.79
47	7.27	11.51
48	7.31	11.55
49	7.55	11.88
50	7.35	11.60
51	7.57	11.92
52	7.37	11.64
53	7.38	11.66
54	8.13	12.65
55	7.45	11.71

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month LIBOR, 6-Month LIBOR, 1-Year CMT and 1-Year LIBOR forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR, 6-Month LIBOR, 1-Year CMT and 1-Year LIBOR curves instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.



Computational Materials For

IMPAC 2005-7

$1,750,621,940 Fixed and Adjustable Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool

(As of Sample Calculation Date)

			Range
Total Number of Loans		6,304	
Total Outstanding Balance		$1,750,621,940	
Average Loan Balance		$277,700	$24,794 to $2,000,000
WA Mortgage Rate		6.408%	4.250% to 12.625%
WA Mortgage Rate Net LPMI		6.293%	2.860% to 11.297%
Net WAC		5.909%	2.453% to 11.015%
ARM Characteristics			
WA Gross Margin		4.045%	1.750% to 9.125%
WA Months to First Roll		27	2 to 84
WA First Periodic Cap		3.530%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.247%	1.000% to 6.000%
WA Lifetime Cap		12.309%	8.875% to 18.625%
WA Lifetime Floor		4.492%	1.750% to 9.750%
WA Original Term (months)		359	120 to 360
WA Remaining Term (months)		358	119 to 360
WA Age (months)		1	0 to 16
WA LTV		76.90%	13.15% to 100.00%
WA FICO		690	
WA DTI%		39.73%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		76.61%	
Prepay Moves Exempted	Soft	19.21%	
	Hard	57.40%	
	No Prepay	23.39%	
	Unknown	0.00%	

Top States		Top Prop Types		Top Doc Types		Top Purpose Codes		Top Occ Codes		Top Orig PP Term	
CA	51.43%	SFR	62.37%	SIVA	49.48%	PUR	64.75%	OWNER	78.03%	0	23.39%
FL	13.68%	PUD	17.95%	FULL/ALT	21.22%	REFI/CO	28.33%	INV HM	18.34%	6	2.10%
AZ	5.00%	CND	10.91%	SISA	9.07%	REFI	6.91%	2ND HM	3.63%	7	0.45%
VA	4.65%	2-4 FAMILY	7.77%	SIVA2	8.94%					12	23.52%
MD	2.75%	CNDP	0.69%	NINA	5.97%					24	30.80%
										36	16.50%
										48	0.01%
										60	3.23%

$1,750,621,940 Fixed and Adjustable Rate Mortgage Loans

Program

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Yr Fixed	$148,866,942	702	8.50	$212,061	6.611	359.08	695	70.61
15Yr Fixed	$7,304,322	43	0.42	$169,868	6.212	178.87	687	63.24
20Yr Fixed	$1,686,839	10	0.10	$168,684	6.387	237.66	699	70.44
20Yr Fixed - IO	$345,000	1	0.02	$345,000	7.000	239.00	663	75.00
10Yr Fixed - IO	$359,600	1	0.02	$359,600	6.875	119.00	684	80.00
30Yr Fixed - IO	$163,473,501	602	9.34	$271,551	6.610	359.36	699	73.09
30Y LIB1M	$246,821	1	0.01	$246,821	7.625	360.00	671	94.68
30Y LIB1M - IO	$8,196,450	17	0.47	$482,144	6.363	359.07	685	74.34
30Y LIB6M	$10,367,013	37	0.59	$280,190	6.282	359.52	693	77.54
30Y LIB6M - IO	$125,404,595	347	7.16	$361,397	6.168	359.19	698	78.07
30Y LIB12M	$8,877,111	34	0.51	$261,092	6.535	359.49	694	77.41
30Y LIB12M - IO	$153,623,018	442	8.78	$347,563	6.047	359.65	694	77.30
2/28 LIB6M	$58,443,780	284	3.34	$205,788	6.846	359.03	671	77.94
2/28 LIB6M - IO	$693,271,188	2,447	39.60	$283,315	6.453	359.00	674	79.22
2/1 LIB12M	$1,048,376	5	0.06	$209,675	5.896	357.46	721	75.92
2/1 LIB12M - IO	$420,000	1	0.02	$420,000	5.750	356.00	660	80.00
3/27 LIB6M	$9,337,373	52	0.53	$179,565	6.723	359.25	703	77.77
3/27 LIB6M - IO	$101,737,959	389	5.81	$261,537	6.495	359.29	699	78.91
3/1 LIB12M - IO	$2,947,060	12	0.17	$245,588	6.185	358.92	713	80.33
5/25 LIB6M	$19,046,731	79	1.09	$241,098	6.238	359.16	715	74.79
5/25 LIB6M - IO	$221,353,734	762	12.64	$290,490	6.268	359.20	715	75.58
5/1 LIB12M	$232,000	1	0.01	$232,000	5.125	360.00	759	55.90
5/1 LIB12M - IO	$7,588,902	19	0.43	$399,416	5.628	359.09	720	72.75
5/1 CMT1Y - IO	$251,000	1	0.01	$251,000	7.625	358.00	645	89.97
7/23 LIB6M	$888,743	2	0.05	$444,371	5.100	358.78	771	53.08
7/23 LIB6M - IO	$4,859,682	10	0.28	$485,968	6.043	358.80	735	68.26
7/1 LIB12M - IO	$444,200	3	0.03	$148,067	6.375	359.00	780	79.98
	$1,750,621,940	**6,304**	**100.00**	**$277,700**	**6.408**	**358.22**	**690**	**76.90**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$220,351	5	0.01	$44,070	7.882	341.80	706	77.74
$50,000.01 - $100,000.00	$30,072,516	360	1.72	$83,535	6.891	355.89	684	73.85
$100,000.01 - $150,000.00	$136,140,400	1,071	7.78	$127,115	6.630	356.12	683	76.87
$150,000.01 - $200,000.00	$196,407,183	1,121	11.22	$175,207	6.558	357.41	681	77.25
$200,000.01 - $250,000.00	$193,150,318	859	11.03	$224,855	6.443	357.19	686	77.47
$250,000.01 - $300,000.00	$221,254,854	804	12.64	$275,193	6.395	358.85	688	77.84
$300,000.01 - $350,000.00	$192,213,222	592	10.98	$324,684	6.361	358.38	689	78.03
$350,000.01 - $400,000.00	$143,333,010	384	8.19	$373,263	6.344	358.57	688	77.41
$400,000.01 - $450,000.00	$113,262,795	267	6.47	$424,205	6.355	358.61	693	78.88
$450,000.01 - $500,000.00	$120,109,865	252	6.86	$476,626	6.372	358.46	694	78.31
$500,000.01 - $550,000.00	$80,693,124	154	4.61	$523,981	6.356	359.17	694	79.47
$550,000.01 - $600,000.00	$64,597,457	112	3.69	$576,763	6.359	359.27	694	78.51

$1,750,621,940 Fixed and Adjustable Rate Mortgage Loans

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$600,000.01 - $650,000.00	$63,187,023	100	3.61	$631,870	6.413	359.26	698	75.75
$650,000.01 - $700,000.00	$33,236,635	49	1.90	$678,299	6.354	359.31	702	74.18
$700,000.01 - $750,000.00	$42,510,369	58	2.43	$732,937	6.333	359.42	687	72.95
$750,000.01 - $800,000.00	$12,383,835	16	0.71	$773,990	6.495	359.25	699	75.13
$800,000.01 - $850,000.00	$9,967,259	12	0.57	$830,605	6.194	358.58	688	69.69
$850,000.01 - $900,000.00	$16,786,060	19	0.96	$883,477	6.195	359.10	707	74.36
$900,000.01 - $950,000.00	$6,475,100	7	0.37	$925,014	5.877	359.44	706	69.71
$950,000.01 - $1,000,000.00	$32,587,030	33	1.86	$987,486	6.131	359.24	708	69.35
$1,000,000.01 - $1,050,000.0	$1,050,000	1	0.06	$1,050,000	4.875	358.00	768	60.00
$1,050,000.01 - $1,100,000.0	$1,060,000	1	0.06	$1,060,000	5.990	359.00	756	80.00
$1,100,000.01 - $1,150,000.0	$1,125,000	1	0.06	$1,125,000	5.375	360.00	766	75.00
$1,150,000.01 - $1,200,000.0	$7,018,580	6	0.40	$1,169,763	6.024	359.84	716	71.69
$1,200,000.01 - $1,250,000.0	$3,687,500	3	0.21	$1,229,167	6.126	360.00	683	72.67
$1,250,000.01 - $1,300,000.0	$1,300,000	1	0.07	$1,300,000	5.250	359.00	625	36.11
$1,300,000.01 - $1,350,000.0	$3,985,858	3	0.23	$1,328,619	6.000	358.67	718	60.74
$1,400,000.01 - $1,450,000.0	$1,432,500	1	0.08	$1,432,500	5.250	359.00	746	75.00
$1,450,000.01 - $1,500,000.0	$4,472,000	3	0.26	$1,490,667	5.918	360.00	707	67.13
$1,650,000.01 - $1,700,000.0	$1,700,000	1	0.10	$1,700,000	4.959	360.00	688	56.67
$1,750,000.01 - $1,800,000.0	$1,800,000	1	0.10	$1,800,000	5.990	359.00	654	60.00
$1,800,000.01 - $1,850,000.0	$3,649,550	2	0.21	$1,824,775	6.309	360.00	659	61.04
$1,850,000.01 - $1,900,000.0	$1,860,000	1	0.11	$1,860,000	6.500	359.00	627	60.00
$1,900,000.01 - $1,950,000.0	$3,896,633	2	0.22	$1,948,316	6.250	359.00	692	65.00
$1,950,000.01 - $2,000,000.0	$3,995,912	2	0.23	$1,997,956	5.812	359.50	766	52.37
	$1,750,621,940	**6,304**	**100.00**	**$277,700**	**6.408**	**358.22**	**690**	**76.90**

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$220,351	5	0.01	$44,070	7.882	341.80	706	77.74
$50,000.01 - $100,000.00	$30,072,516	360	1.72	$83,535	6.891	355.89	684	73.85
$100,000.01 - $150,000.00	$135,990,994	1,070	7.77	$127,094	6.630	356.32	683	76.87
$150,000.01 - $200,000.00	$196,556,590	1,122	11.23	$175,184	6.558	357.27	681	77.25
$200,000.01 - $250,000.00	$193,150,318	859	11.03	$224,855	6.443	357.19	686	77.47
$250,000.01 - $300,000.00	$221,254,854	804	12.64	$275,193	6.395	358.85	688	77.84
$300,000.01 - $350,000.00	$192,213,222	592	10.98	$324,684	6.361	358.38	689	78.03
$350,000.01 - $400,000.00	$143,333,010	384	8.19	$373,263	6.344	358.57	688	77.41
$400,000.01 - $450,000.00	$113,262,795	267	6.47	$424,205	6.355	358.61	693	78.88
$450,000.01 - $500,000.00	$120,109,865	252	6.86	$476,626	6.372	358.46	694	78.31
$500,000.01 - $550,000.00	$80,693,124	154	4.61	$523,981	6.356	359.17	694	79.47
$550,000.01 - $600,000.00	$64,597,457	112	3.69	$576,763	6.359	359.27	694	78.51
$600,000.01 - $650,000.00	$63,187,023	100	3.61	$631,870	6.413	359.26	698	75.75
$650,000.01 - $700,000.00	$33,236,635	49	1.90	$678,299	6.354	359.31	702	74.18
$700,000.01 - $750,000.00	$42,510,369	58	2.43	$732,937	6.333	359.42	687	72.95
$750,000.01 - $800,000.00	$12,383,835	16	0.71	$773,990	6.495	359.25	699	75.13

$1,750,621,940 Fixed and Adjustable Rate Mortgage Loans

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$800,000.01 - $850,000.00	$9,967,259	12	0.57	$830,605	6.194	358.58	688	69.69
$850,000.01 - $900,000.00	$16,786,060	19	0.96	$883,477	6.195	359.10	707	74.36
$900,000.01 - $950,000.00	$6,475,100	7	0.37	$925,014	5.877	359.44	706	69.71
$950,000.01 - $1,000,000.00	$32,587,030	33	1.86	$987,486	6.131	359.24	708	69.35
$1,000,000.01 - $1,050,000.0	$1,050,000	1	0.06	$1,050,000	4.875	358.00	768	60.00
$1,050,000.01 - $1,100,000.0	$1,060,000	1	0.06	$1,060,000	5.990	359.00	756	80.00
$1,100,000.01 - $1,150,000.0	$1,125,000	1	0.06	$1,125,000	5.375	360.00	766	75.00
$1,150,000.01 - $1,200,000.0	$7,018,580	6	0.40	$1,169,763	6.024	359.84	716	71.69
$1,200,000.01 - $1,250,000.0	$3,687,500	3	0.21	$1,229,167	6.126	360.00	683	72.67
$1,250,000.01 - $1,300,000.0	$1,300,000	1	0.07	$1,300,000	5.250	359.00	625	36.11
$1,300,000.01 - $1,350,000.0	$3,985,858	3	0.23	$1,328,619	6.000	358.67	718	60.74
$1,400,000.01 - $1,450,000.0	$1,432,500	1	0.08	$1,432,500	5.250	359.00	746	75.00
$1,450,000.01 - $1,500,000.0	$4,472,000	3	0.26	$1,490,667	5.918	360.00	707	67.13
$1,650,000.01 - $1,700,000.0	$1,700,000	1	0.10	$1,700,000	4.959	360.00	688	56.67
$1,750,000.01 - $1,800,000.0	$1,800,000	1	0.10	$1,800,000	5.990	359.00	654	60.00
$1,800,000.01 - $1,850,000.0	$3,649,550	2	0.21	$1,824,775	6.309	360.00	659	61.04
$1,850,000.01 - $1,900,000.0	$1,860,000	1	0.11	$1,860,000	6.500	359.00	627	60.00
$1,900,000.01 - $1,950,000.0	$3,896,633	2	0.22	$1,948,316	6.250	359.00	692	65.00
$1,950,000.01 - $2,000,000.0	$3,995,912	2	0.23	$1,997,956	5.812	359.50	766	52.37
	$1,750,621,940	**6,304**	**100.00**	**$277,700**	**6.408**	**358.22**	**690**	**76.90**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$3,715,190	21	0.21	$176,914	6.607	358.42	693	76.56
AR	$152,400	2	0.01	$76,200	6.677	360.00	695	61.87
AZ	$87,546,751	402	5.00	$217,778	6.573	358.35	680	79.06
CA	$900,349,408	2,438	51.43	$369,298	6.220	358.62	695	75.01
CO	$19,052,363	101	1.09	$188,637	6.331	358.85	683	79.28
CT	$8,716,628	30	0.50	$290,554	6.594	358.67	700	75.51
DC	$1,071,200	4	0.06	$267,800	7.206	359.79	641	78.30
DE	$2,676,010	13	0.15	$205,847	6.569	358.79	639	80.68
FL	$239,487,834	1,102	13.68	$217,321	6.690	357.76	694	79.12
GA	$21,710,455	123	1.24	$176,508	6.536	356.72	682	79.96
HI	$22,994,346	56	1.31	$410,613	6.373	359.39	694	74.25
IA	$1,017,043	9	0.06	$113,005	6.952	340.76	669	82.73
ID	$5,498,868	33	0.31	$166,632	6.460	357.33	708	79.26
IL	$38,146,074	170	2.18	$224,389	6.758	358.67	674	78.78
IN	$3,666,227	30	0.21	$122,208	6.712	349.09	678	80.29
KS	$920,540	7	0.05	$131,506	7.030	359.10	686	82.72
KY	$511,404	4	0.03	$127,851	6.453	358.54	668	79.78
LA	$1,307,651	10	0.07	$130,765	6.151	358.53	699	80.17
MA	$15,173,289	53	0.87	$286,288	6.658	358.47	674	77.77
MD	$48,181,448	181	2.75	$266,196	6.443	358.86	678	80.24
ME	$1,945,970	10	0.11	$194,597	6.925	358.93	655	82.60

$1,750,621,940 Fixed and Adjustable Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
MI	$8,487,391	44	0.48	$192,895	6.972	358.85	666	79.10
MN	$21,661,520	108	1.24	$200,570	6.525	358.99	669	80.94
MO	$6,969,329	44	0.40	$158,394	6.648	357.36	664	80.57
MS	$1,364,831	9	0.08	$151,648	6.730	359.16	670	79.99
MT	$274,614	2	0.02	$137,307	6.186	357.35	651	78.92
NC	$14,691,491	92	0.84	$159,690	6.791	357.95	666	80.63
ND	$310,000	2	0.02	$155,000	6.341	359.51	646	79.90
NE	$520,326	4	0.03	$130,081	7.132	359.12	642	83.53
NH	$4,499,774	20	0.26	$224,989	6.827	358.52	691	80.48
NJ	$30,113,659	123	1.72	$244,826	6.858	355.22	674	78.58
NM	$1,844,720	13	0.11	$141,902	7.507	358.79	650	74.54
NV	$39,185,053	171	2.24	$229,152	6.334	358.72	684	77.38
NY	$18,202,676	56	1.04	$325,048	6.742	351.48	695	75.95
OH	$7,662,941	50	0.44	$153,259	6.537	358.84	667	81.99
OK	$793,817	7	0.05	$113,402	7.105	359.12	706	81.17
OR	$13,113,949	77	0.75	$170,311	6.444	359.07	689	78.67
PA	$6,456,399	32	0.37	$201,762	6.658	359.01	681	77.21
RI	$1,224,286	7	0.07	$174,898	7.141	357.79	650	77.76
SC	$7,737,900	47	0.44	$164,636	6.905	359.06	690	74.77
SD	$92,000	1	0.01	$92,000	7.090	359.00	621	80.00
TN	$4,872,807	31	0.28	$157,187	6.625	359.22	666	78.83
TX	$12,895,353	91	0.74	$141,707	6.847	356.50	678	80.35
UT	$3,917,717	27	0.22	$145,101	6.325	336.03	699	76.96
VA	$81,325,291	263	4.65	$309,222	6.588	358.39	685	79.78
VT	$934,922	5	0.05	$186,984	6.797	330.16	736	88.32
WA	$29,635,710	139	1.69	$213,207	6.252	357.81	685	77.65
WI	$5,710,887	35	0.33	$163,168	6.445	358.79	659	81.20
WY	$2,281,479	5	0.13	$456,296	6.577	359.01	634	63.21
	$1,750,621,940	**6,304**	**100.00**	**$277,700**	**6.408**	**358.22**	**690**	**76.90**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 20.00	$541,294	6	0.03	$90,216	6.271	352.96	682	16.40
20.01 - 25.00	$2,038,369	12	0.12	$169,864	6.279	351.93	697	22.97
25.01 - 30.00	$2,641,851	20	0.15	$132,093	5.955	315.72	699	27.86
30.01 - 35.00	$5,286,666	29	0.30	$182,299	5.905	352.42	733	32.63
35.01 - 40.00	$7,201,001	24	0.41	$300,042	5.789	350.40	704	37.56
40.01 - 45.00	$9,696,856	43	0.55	$225,508	5.877	348.30	708	42.87
45.01 - 50.00	$21,108,265	72	1.21	$293,170	5.922	354.98	711	47.79
50.01 - 55.00	$18,531,456	67	1.06	$276,589	6.060	359.41	695	52.60
55.01 - 60.00	$45,045,454	120	2.57	$375,379	6.044	356.55	701	58.33
60.01 - 65.00	$81,056,265	223	4.63	$363,481	6.064	357.74	704	63.80
65.01 - 70.00	$198,943,099	695	11.36	$286,249	6.243	358.08	702	69.42
70.01 - 75.00	$123,656,334	398	7.06	$310,694	6.398	357.86	693	74.26

$1,750,621,940 Fixed and Adjustable Rate Mortgage Loans

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
75.01 - 80.00	$1,026,977,058	3,778	58.66	$271,831	6.403	358.80	687	79.81
80.01 - 85.00	$30,574,614	107	1.75	$285,744	6.604	358.79	672	84.13
85.01 - 90.00	$110,856,715	431	6.33	$257,208	6.890	358.10	667	89.61
90.01 - 95.00	$49,851,248	201	2.85	$248,016	7.248	358.76	684	94.81
95.01 - 100.00	$16,615,395	78	0.95	$213,018	7.210	352.99	718	99.88
	$1,750,621,940	**6,304**	**100.00**	**$277,700**	**6.408**	**358.22**	**690**	**76.90**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.000 - 4.499	$720,000	2	0.04	$360,000	4.306	356.90	743	80.00
4.500 - 4.999	$13,482,502	24	0.77	$561,771	4.802	358.93	729	69.51
5.000 - 5.499	$93,698,964	279	5.35	$335,839	5.296	357.90	711	73.12
5.500 - 5.999	$406,385,678	1,308	23.21	$310,692	5.774	357.82	701	73.69
6.000 - 6.499	$461,802,191	1,645	26.38	$280,731	6.226	358.47	694	76.33
6.500 - 6.999	$492,377,734	1,820	28.13	$270,537	6.710	358.21	681	78.29
7.000 - 7.499	$158,167,335	681	9.03	$232,257	7.189	358.03	677	80.18
7.500 - 7.999	$80,528,150	357	4.60	$225,569	7.659	359.14	672	82.57
8.000 - 8.499	$21,822,806	91	1.25	$239,811	8.150	359.07	668	84.14
8.500 - 8.999	$13,291,838	51	0.76	$260,624	8.648	358.56	661	84.86
9.000 - 9.499	$3,111,744	18	0.18	$172,875	9.189	358.73	651	84.48
9.500 - 9.999	$2,441,636	12	0.14	$203,470	9.655	359.47	635	88.81
10.000 - 10.499	$1,342,575	7	0.08	$191,796	10.203	358.57	640	89.90
10.500 - 10.999	$1,023,998	5	0.06	$204,800	10.739	359.75	643	94.06
11.000 - 11.499	$94,794	2	0.01	$47,397	11.158	322.07	608	56.82
12.500 - 12.999	$329,991	2	0.02	$164,996	12.625	359.52	638	89.99
	$1,750,621,940	**6,304**	**100.00**	**$277,700**	**6.408**	**358.22**	**690**	**76.90**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$1,091,886,221	3,904	62.37	$279,684	6.374	358.13	686	76.82
PUD	$314,157,918	1,066	17.95	$294,707	6.387	358.68	693	77.80
CND	$190,938,895	840	10.91	$227,308	6.417	358.43	698	78.10
2-4 FAMILY	$135,952,460	426	7.77	$319,137	6.710	357.38	699	73.90
CNDP	$12,146,362	41	0.69	$296,253	6.510	359.68	690	74.29
TWN	$4,563,885	23	0.26	$198,430	6.578	359.16	702	81.76
CNDH	$976,200	4	0.06	$244,050	6.412	359.26	765	69.40
	$1,750,621,940	**6,304**	**100.00**	**$277,700**	**6.408**	**358.22**	**690**	**76.90**

$1,750,621,940 Fixed and Adjustable Rate Mortgage Loans

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$1,133,587,089	4,150	64.75	$273,154	6.417	358.84	695	78.78
REFI/CO	$496,003,294	1,701	28.33	$291,595	6.443	357.05	679	73.54
REFI	$121,031,557	453	6.91	$267,178	6.183	357.15	685	72.99
	$1,750,621,940	**6,304**	**100.00**	**$277,700**	**6.408**	**358.22**	**690**	**76.90**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OWNER	$1,366,008,350	4,631	78.03	$294,970	6.352	358.25	684	77.44
INV HM	$321,053,892	1,424	18.34	$225,459	6.583	358.49	711	74.60
2ND HM	$63,559,699	249	3.63	$255,260	6.740	356.20	703	76.78
	$1,750,621,940	**6,304**	**100.00**	**$277,700**	**6.408**	**358.22**	**690**	**76.90**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$359,600	1	0.02	$359,600	6.875	119.00	684	80.00
121 - 180	$7,304,322	43	0.42	$169,868	6.212	178.87	687	63.24
181 - 240	$2,031,839	11	0.12	$184,713	6.491	237.89	693	71.21
301 - 360	$1,740,926,179	6,249	99.45	$278,593	6.409	359.16	690	76.96
	$1,750,621,940	**6,304**	**100.00**	**$277,700**	**6.408**	**358.22**	**690**	**76.90**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SIVA	$866,224,807	2,936	49.48	$295,036	6.347	358.53	705	76.59
FULL/ALT	$371,451,526	1,624	21.22	$228,726	6.227	358.07	672	79.62
SISA	$158,713,843	473	9.07	$335,547	6.575	357.16	688	78.89
SIVA2	$156,520,746	520	8.94	$301,001	6.640	359.07	654	76.39
NINA	$104,563,477	425	5.97	$246,032	6.762	358.25	703	73.71
SINA	$54,787,940	189	3.13	$289,883	6.562	354.72	655	67.04
NO RATIO	$23,038,654	88	1.32	$261,803	6.622	359.50	692	74.62
NISA	$9,188,525	40	0.52	$229,713	7.397	355.68	679	78.11
SIVA6	$5,387,500	6	0.31	$897,917	6.081	359.81	651	64.82
NAV	$476,923	2	0.03	$238,462	6.089	359.82	706	75.22
LISA	$268,000	1	0.02	$268,000	6.265	359.00	662	80.00
	$1,750,621,940	**6,304**	**100.00**	**$277,700**	**6.408**	**358.22**	**690**	**76.90**

$1,750,621,940 Fixed and Adjustable Rate Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Not Required	$2,454,681	15	0.14	$163,645	6.791	351.55	N/A	70.84
801 - 820	$15,790,614	52	0.90	$303,666	6.065	359.38	806	69.64
781 - 800	$44,480,342	155	2.54	$286,970	6.003	358.81	789	72.78
761 - 780	$109,643,545	353	6.26	$310,605	6.165	357.77	769	73.14
741 - 760	$131,936,414	470	7.54	$280,716	6.165	358.53	750	76.57
721 - 740	$165,374,530	571	9.45	$289,623	6.252	358.70	730	75.60
701 - 720	$202,968,968	673	11.59	$301,588	6.262	358.34	710	77.07
681 - 700	$254,885,492	888	14.56	$287,033	6.371	358.05	690	77.02
661 - 680	$254,636,072	891	14.55	$285,787	6.495	357.95	671	77.36
641 - 660	$282,512,484	1,074	16.14	$263,047	6.524	358.18	650	78.14
621 - 640	$232,050,179	919	13.26	$252,503	6.691	358.61	631	78.52
601 - 620	$49,123,647	216	2.81	$227,424	6.777	356.31	613	78.25
581 - 600	$3,260,570	18	0.19	$181,143	7.759	359.21	597	80.69
561 - 580	$959,007	6	0.05	$159,834	8.311	358.91	567	70.02
541 - 560	$98,500	1	0.01	$98,500	9.000	360.00	549	64.81
501 - 520	$446,897	2	0.03	$223,449	9.701	357.83	503	70.09
	$1,750,621,940	**6,304**	**100.00**	**$277,700**	**6.408**	**358.22**	**690**	**76.90**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$409,493,634	1,476	23.39	$277,435	6.441	357.99	697	76.35
6	$36,780,267	80	2.10	$459,753	6.734	358.94	692	74.12
7	$7,792,330	21	0.45	$371,063	5.958	359.03	720	70.50
12	$411,797,563	1,339	23.52	$307,541	6.298	358.90	697	75.67
24	$539,238,709	2,008	30.80	$268,545	6.424	358.66	671	78.88
36	$288,875,486	1,196	16.50	$241,535	6.466	356.80	699	77.17
48	$117,250	1	0.01	$117,250	6.125	360.00	687	70.00
60	$56,526,701	183	3.23	$308,889	6.374	357.39	706	72.17
	$1,750,621,940	**6,304**	**100.00**	**$277,700**	**6.408**	**358.22**	**690**	**76.90**

Range of Months to Roll (Excludes 1359 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 6	5	$144,214,878	402	10.09	$358,743	6.189	359.21	697	77.85
7 - 12	12	$163,016,129	477	11.41	$341,753	6.072	359.61	694	77.31
13 - 18	17	$2,616,686	10	0.18	$261,669	6.036	352.51	690	73.20
19 - 24	23	$750,050,658	2,726	52.50	$275,147	6.485	359.03	674	79.13
32 - 37	35	$114,022,393	453	7.98	$251,705	6.505	359.28	700	78.85
56 - 61	59	$248,472,367	862	17.39	$288,251	6.247	359.19	715	75.43
80 - 85	83	$6,192,625	15	0.43	$412,842	5.932	358.81	744	66.92

$1,750,621,940 Fixed and Adjustable Rate Mortgage Loans

Range of Months to Roll (Excludes 1359 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
		$1,428,585,736	4,945	100.00	$288,895	6.365	359.15	688	78.07

Range of Margin (Excludes 1359 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.750 - 1.999	$396,000	1	0.03	$396,000	4.250	356.00	704	80.00
2.000 - 2.249	$854,412	3	0.06	$284,804	5.375	358.55	743	80.00
2.250 - 2.499	$108,125,477	331	7.57	$326,663	5.908	359.24	725	72.80
2.500 - 2.749	$2,235,250	6	0.16	$372,542	5.598	359.47	692	80.00
2.750 - 2.999	$135,829,989	432	9.51	$314,421	6.518	358.75	699	78.36
3.000 - 3.249	$68,148,185	213	4.77	$319,945	6.127	359.07	702	77.43
3.250 - 3.499	$259,011,479	878	18.13	$295,002	6.382	359.16	697	75.65
3.500 - 3.749	$119,732,657	430	8.38	$278,448	6.419	359.33	708	75.77
3.750 - 3.999	$27,742,264	90	1.94	$308,247	6.325	359.45	699	74.74
4.000 - 4.249	$202,280,030	587	14.16	$344,600	6.052	359.66	698	76.87
4.250 - 4.499	$9,196,487	39	0.64	$235,807	6.145	358.95	679	84.40
4.500 - 4.749	$28,348,780	115	1.98	$246,511	6.329	359.01	667	83.63
4.750 - 4.999	$41,977,269	175	2.94	$239,870	6.062	358.85	654	80.48
5.000 - 5.249	$111,088,611	416	7.78	$267,040	6.645	359.10	677	80.09
5.250 - 5.499	$70,721,320	309	4.95	$228,872	6.329	358.84	654	80.37
5.500 - 5.749	$29,592,709	132	2.07	$224,187	6.605	358.92	654	80.58
5.750 - 5.999	$122,618,021	452	8.58	$271,279	6.468	358.96	661	80.87
6.000 - 6.249	$42,865,576	157	3.00	$273,029	6.754	359.00	652	84.18
6.250 - 6.499	$27,441,512	92	1.92	$298,277	7.091	359.02	648	88.66
6.500 - 6.749	$8,906,399	35	0.62	$254,469	7.452	359.03	644	83.81
6.750 - 6.999	$4,869,872	24	0.34	$202,911	7.945	359.25	650	81.53
7.000 - 7.249	$2,344,090	10	0.16	$234,409	8.037	358.97	622	83.09
7.250 - 7.499	$687,414	3	0.05	$229,138	8.459	360.00	652	86.69
7.500 - 7.749	$1,376,412	5	0.10	$275,282	8.541	359.47	653	89.78
7.750 - 7.999	$637,715	3	0.04	$212,572	8.978	358.77	598	82.38
8.000 - 8.249	$429,079	2	0.03	$214,540	9.000	359.74	669	90.00
8.500 - 8.749	$328,320	1	0.02	$328,320	9.500	359.00	625	90.00
8.750 - 8.999	$292,364	1	0.02	$292,364	9.750	359.00	657	90.00
9.000 - 9.249	$508,044	3	0.04	$169,348	10.099	358.75	668	93.97
	$1,428,585,736	4,945	100.00	$288,895	6.365	359.15	688	78.07

Range of Maximum Rates (Excludes 1359 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
8.500 - 8.999	$171,648	1	0.01	$171,648	5.875	358.00	720	80.00
9.000 - 9.499	$181,644	2	0.01	$90,822	6.000	359.00	734	77.86
9.500 - 9.999	$10,491,343	23	0.73	$456,145	6.114	359.04	688	75.58

$1,750,621,940 Fixed and Adjustable Rate Mortgage Loans

Range of Maximum Rates (Excludes 1359 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.000 - 10.499	$7,966,178	18	0.56	$442,565	5.241	358.83	728	66.64
10.500 - 10.999	$29,557,026	72	2.07	$410,514	5.347	358.99	725	71.89
11.000 - 11.499	$101,431,007	301	7.10	$336,980	5.469	359.04	711	75.40
11.500 - 11.999	$351,901,100	1,113	24.63	$316,173	5.805	359.07	698	75.85
12.000 - 12.499	$354,063,277	1,243	24.78	$284,846	6.235	359.11	688	78.22
12.500 - 12.999	$365,559,021	1,325	25.59	$275,894	6.717	359.24	678	79.20
13.000 - 13.499	$111,727,836	462	7.82	$241,835	7.195	359.29	673	80.69
13.500 - 13.999	$61,515,871	244	4.31	$252,114	7.641	359.18	673	83.39
14.000 - 14.499	$16,797,529	68	1.18	$247,022	8.134	359.21	665	84.91
14.500 - 14.999	$10,913,757	40	0.76	$272,844	8.634	359.47	663	85.46
15.000 - 15.499	$1,943,640	11	0.14	$176,695	8.971	359.47	681	84.47
15.500 - 15.999	$2,175,457	10	0.15	$217,546	9.674	359.53	635	88.66
16.000 - 16.499	$1,245,636	6	0.09	$207,606	10.076	358.54	627	90.37
16.500 - 16.999	$714,475	4	0.05	$178,619	10.734	359.64	637	93.65
17.000 - 17.499	$70,000	1	0.00	$70,000	11.125	360.00	599	70.00
18.500 - 18.999	$159,291	1	0.01	$159,291	12.625	359.00	634	90.00
	$1,428,585,736	**4,945**	**100.00**	**$288,895**	**6.365**	**359.15**	**688**	**78.07**

Next Interest Adjustment Date (Excludes 1359 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11/05	$8,784,750	18	0.61	$488,042	6.269	358.61	684	74.93
12/05	$2,538,271	7	0.18	$362,610	6.480	357.58	706	79.42
01/06	$23,611,918	64	1.65	$368,936	5.943	358.04	704	78.15
02/06	$48,807,258	140	3.42	$348,623	6.346	358.99	688	78.93
03/06	$54,403,002	155	3.81	$350,987	6.140	360.00	704	77.16
04/06	$6,069,680	18	0.42	$337,204	6.104	360.00	696	77.79
05/06	$517,951	1	0.04	$517,951	6.540	356.00	698	80.00
06/06	$1,985,392	5	0.14	$397,078	5.775	357.00	731	74.61
07/06	$5,381,722	19	0.38	$283,249	5.826	358.06	692	80.09
08/06	$39,447,725	126	2.76	$313,077	6.008	359.00	694	77.38
09/06	$98,830,805	277	6.92	$356,790	6.106	359.94	694	77.02
10/06	$16,852,534	49	1.18	$343,929	6.122	360.00	689	78.23
11/06	$138,425	1	0.01	$138,425	7.000	350.00	638	80.00
12/06	$480,000	1	0.03	$480,000	6.000	351.00	688	85.00
01/07	$368,330	3	0.03	$122,777	6.431	352.00	699	82.30
02/07	$1,172,239	2	0.08	$586,120	5.924	353.00	689	58.80
03/07	$457,691	3	0.03	$152,564	5.750	354.00	701	88.35
04/07	$4,913,920	18	0.34	$272,996	5.817	355.03	694	79.74
05/07	$9,884,497	35	0.69	$282,414	5.897	356.01	691	80.84
06/07	$16,917,537	62	1.18	$272,864	5.978	357.02	695	78.81
07/07	$72,452,279	323	5.07	$224,310	6.297	358.06	668	78.91
08/07	$473,698,326	1,713	33.16	$276,531	6.482	359.00	668	80.14
09/07	$151,282,914	499	10.59	$303,172	6.677	360.00	690	76.57

$1,750,621,940 Fixed and Adjustable Rate Mortgage Loans

Next Interest Adjustment Date (Excludes 1359 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10/07	$20,901,185	76	1.46	$275,016	6.648	360.00	686	74.99
05/08	$166,100	1	0.01	$166,100	6.000	356.00	692	80.00
06/08	$1,262,163	6	0.09	$210,361	6.867	357.00	705	87.29
07/08	$16,133,441	67	1.13	$240,798	6.519	358.03	685	80.20
08/08	$45,933,326	185	3.22	$248,288	6.462	359.00	692	78.80
09/08	$44,571,830	176	3.12	$253,249	6.572	360.00	711	78.93
10/08	$5,955,532	18	0.42	$330,863	6.245	360.00	708	73.14
05/10	$876,254	4	0.06	$219,063	6.656	356.00	690	87.04
06/10	$5,101,659	15	0.36	$340,111	6.096	357.00	712	76.91
07/10	$34,946,720	137	2.45	$255,086	6.182	358.01	714	77.12
08/10	$113,254,501	415	7.93	$272,902	6.245	359.00	712	75.74
09/10	$86,292,363	269	6.04	$320,789	6.269	360.00	721	74.26
10/10	$8,000,871	22	0.56	$363,676	6.375	360.00	701	74.13
06/12	$1,319,500	1	0.09	$1,319,500	6.125	357.00	715	70.00
07/12	$199,591	1	0.01	$199,591	5.875	358.00	717	77.52
08/12	$2,992,734	9	0.21	$332,526	5.743	359.00	756	64.60
09/12	$1,680,800	4	0.12	$420,200	6.123	360.00	747	67.37
	$1,428,585,736	**4,945**	**100.00**	**$288,895**	**6.365**	**359.15**	**688**	**78.07**

Initial Fixed Period (Excludes 1359 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3	$8,443,271	18	0.59	$469,071	6.400	359.10	684	74.94
6	$135,771,607	384	9.50	$353,572	6.176	359.22	698	78.03
12	$162,500,129	476	11.37	$341,387	6.073	359.64	694	77.31
24	$753,183,344	2,737	52.72	$275,186	6.483	359.00	674	79.11
36	$114,022,393	453	7.98	$251,705	6.505	359.28	700	78.85
60	$248,472,367	862	17.39	$288,251	6.247	359.19	715	75.43
84	$6,192,625	15	0.43	$412,842	5.932	358.81	744	66.92
	$1,428,585,736	**4,945**	**100.00**	**$288,895**	**6.365**	**359.15**	**688**	**78.07**

Initial Cap (Excludes 1359 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$140,214,351	392	9.81	$357,690	6.203	359.19	697	77.81
1.500	$279,225	3	0.02	$93,075	7.301	359.66	638	80.00
2.000	$203,332,248	625	14.23	$325,332	6.067	359.30	696	77.45
3.000	$649,251,034	2,168	45.45	$299,470	6.512	359.22	688	77.57
5.000	$64,877,000	185	4.54	$350,686	5.987	359.19	712	76.38
6.000	$370,631,878	1,572	25.94	$235,771	6.397	358.92	676	79.66
	$1,428,585,736	**4,945**	**100.00**	**$288,895**	**6.365**	**359.15**	**688**	**78.07**

$1,750,621,940 Fixed and Adjustable Rate Mortgage Loans

Subsequent Cap (Excludes 1359 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$1,078,964,514	3,772	75.53	$286,046	6.406	359.07	683	78.20
1.500	$541,205	4	0.04	$135,301	8.360	358.37	572	77.58
2.000	$347,879,179	1,164	24.35	$298,865	6.235	359.40	705	77.62
3.000	$655,939	3	0.05	$218,646	6.671	356.56	677	86.79
6.000	$544,900	2	0.04	$272,450	4.694	356.82	697	82.73
	$1,428,585,736	**4,945**	**100.00**	**$288,895**	**6.365**	**359.15**	**688**	**78.07**

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 5.00	$1,733,434	3	0.10	$577,811	5.998	359.94	726	54.98
5.01 - 10.00	$2,320,192	7	0.13	$331,456	6.183	359.35	693	64.22
10.01 - 15.00	$5,982,928	31	0.34	$192,998	6.377	353.28	721	72.73
15.01 - 20.00	$15,069,608	65	0.86	$231,840	6.344	357.67	689	75.28
20.01 - 25.00	$34,455,682	131	1.97	$263,020	6.370	359.10	698	74.48
25.01 - 30.00	$81,642,604	295	4.66	$276,755	6.339	358.58	695	74.98
30.01 - 35.00	$158,735,599	570	9.07	$278,484	6.284	357.49	690	76.21
35.01 - 40.00	$274,798,177	945	15.70	$290,792	6.302	358.08	688	77.58
40.01 - 45.00	$351,327,276	1,184	20.07	$296,729	6.376	358.75	686	78.39
45.01 - 50.00	$324,761,391	1,214	18.55	$267,514	6.367	358.09	679	78.33
50.01 - 55.00	$12,699,044	52	0.73	$244,212	5.967	353.84	693	71.35
> 55.00	$921,478	3	0.05	$307,159	7.283	359.39	635	67.61
Not Required	$486,174,527	1,804	27.77	$269,498	6.589	358.29	699	75.60
	$1,750,621,940	**6,304**	**100.00**	**$277,700**	**6.408**	**358.22**	**690**	**76.90**